Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

June 10, 2011

The following was presented at the Sandler O’Neill Global Exchange and Brokerage Conference on June 10, 2011

1 Sandler O’Neill – Global Exchange and Brokerage Conference New York, 10 June 2011 DRIVING GROWTH & EMPOWERING CAPITAL MARKETS: THE EXCHANGE FUTURE IS NOW

Legal disclaimer
Safe Harbour Statement
In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer
Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.
Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.  Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.
This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.
No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange
Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.
The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of
Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.
Participants in the Solicitation
NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.
Forward-Looking Statements
This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document.
Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Creating the premier global exchange group
€400mn / $580mn in full run-rate cost savings and at least €150mn / $218mn revenue synergies expected through cross-selling and distribution opportunities as well as new and improved offerings
Immediately accretive to adjusted earnings for both NYSE Euronext and Deutsche Börse shareholders
Increased exposure to attractive, high growth derivatives, clearing, risk management, post-trade, index and market data activities
Accelerates earnings growth and enhances earnings / cash flow profile
Creates compelling global derivatives platform bringing together complementary products
Largest capital raising venue in the world
Leading post-trade, risk management, market data & analytics, index and technology capabilities
Strong portfolio of leading brands (Deutsche Börse, NYSE Euronext, Eurex, Liffe, Clearstream, Stoxx)
Shareholders: Superior value creation through enhanced growth profile and significant synergies
Investors: Creates deeper, more liquid and transparent markets
Intermediaries: Improved risk management, cost and capital efficiencies
Issuers: Increases choice, visibility and global access
Creditors: Strong cash flow generation and credit profile
Employees: Enhanced career opportunities across all locations of global exchange group
Regulators: Global benchmark regulatory model while preserving national regulatory roles
1) €/$ exchange rate of 1.45 as of 5/6/2011
2) Deutsche Börse prepares its financial statements in accordance with IFRS while NYSE Euronext prepares its financial statements in accordance with US GAAP.  Adjusted earnings are derived from the combined projected earnings, before making adjustments to convert NYSE Euronext's financial results from US GAAP to IFRS, and have been adjusted to exclude one time deal costs, amortization of intangible assets and the expected one-off costs of achieving synergies. Adjusted earnings is not a measure recognized under IFRS or US GAAP and, therefore, may not be comparable to similar measures presented by other companies
Strategically
compelling
Financially
attractive
Long-term
benefits to all
stakeholders
1 1
2

Combination accelerates current strategy
Highly complimentary assets combine to create
the pre-eminent market infrastructure operator with
complete participation across the capital markets
value chain
Uniquely marries the world’s leading venues for
risk management and capital raising, creating
product innovation and capital savings
opportunities for clients
Opportunity to unlock value
Considerable scope for cost synergies and
incremental revenue opportunities from product
innovation and improved distribution to drive
shareholder value
Leading franchises in every segment should
command premium valuation
Robust strategic and financial optionality given
strong balance sheet
Enhanced opportunities and cost savings
for clients
Markets
Corporate
Listings
& Product
Creation
Market Data
Clearing
Settlement
and
Custody
State-of-the-
Art Trading
Infrastructure
Global
Client
Base
Powerful
Sell-Side
Customers
Information
Services
Capital
Efficiency
Collateral
Management
Co-Lo
Global
Connectivity
Networks
Partnerships
in New
Markets
Asset Servicing
Risk
Management
Analytics
Index
Business
Services for
Issuer
Community
Infra-
Structure
Services
Global
Exchange
Links
Combined Group well positioned across the value chain

Leadership in major asset classes and services
19.0
14.9
12.2
10.5
8.6
6.4
5.6
4.5
0.5
6.6
4.4
3.9
3.7
3.0
0.4
0.1
€ 498
$ 663
€ 12.1
$ 18.0
€ 3.5
$ 5.2
€ 2.4
$ 3.6
€ 2.0
$ 2.9
€ 1.0
$ 1.5
€ 1.8
$ 2.8
€ 559
$ 743
€ 334
$ 444
€ 305
$ 406
€ 297
$ 395
€ 225
$ 299
€ 114
$ 152
€ 102
$ 136
€ 13.1
$ 19.6
€ 4.1
$ 6.1
€ 406
$ 515
Source: Company filings, World Federation of Exchanges; Options Clearing Corporation; Futures Industry magazine; Note: €/$ 1.33, €/£ 0.86, €/SEK 9.54, €/S$ 1.81; €/C$ 1.33 (2010 averages); Data on US options volumes inclusive equity options and index/other; ADV = Average daily trading volume
Global derivatives, ADV (mn) – 2010 US options volume contracts, ADV (mn) – 2010
Domestic market capitalization of listed issuers (tr) – Mar-11 Market data & technology revenue (mn) - 2010

Leading scale in the exchange industry
Source: Company filings, IBES broker consensus; Note: Adjusted for non-recurring items, LSE/TMX pro-forma; €/$ 1.33, €/S$ 1.81, €/AU$ 1.44, €/£ 0.86, €/HK$ 10.31, €/B$ 2.33; €/C$ 1.37 (averages for 2010)
1) Combined financials exclude net synergies from Deutsche Börse/NYSE Euronext combination
2) LSE EBITDA uses IBES broker consensus as no actuals available
Net revenue (2010, mn)
DB1 - NYX CME DB1 NYX LSE-TMX NDAQ ICE BM&F HKEx ASX SGX
DB1 - NYX CME DB1 NYX LSE-TMX NDAQ HKEx BM&F ICE ASX SGX
EBITDA (2010, mn)
€ 4,115¹
$ 5,473
€ 2,258
$ 3,004
€ 2,227
$ 2,962
€ 1,888
$ 2,511
€ 1,164
$ 1,545
€ 865
$ 1,150
€ 810
$ 1,075
€ 530
$ 703
€ 734
$ 974
€ 1,144
$ 1,522
€ 2,059 1
$ 2,738
€ 1,586
$ 2,109
€ 1,221
$ 1,624
€ 838
$ 1,114
€ 652 2
$ 865
€ 600
$ 798
€ 589
$ 781
€ 527
$ 700
€ 577
$ 766
/
/
€ 303
$ 402
€ 225
$ 299
€ 358
$ 475

Deutsche Börse intends to acquire SIX’s stake in Eurex
Transaction terms
Acquisition of SIX Group’s 50% of the shares and 15% economic share in Eurex and its subsidiaries
Purchase price of €590mn to be paid as a combination of 50% cash and 50% in Holdco shares
Exclusive use of Eurex trademark rights and IP rights including Eurex system
Eurex continues to operate Swiss derivatives market for at least three years
Non-compete undertaking of SIX regarding derivatives for two years
Effective date for acquisition is 1 January 2012
Rationale
Gain access to remaining 15% of Eurex economics
Transaction will be immediately earnings accretive after closing (expected for 2012)
Fair agreement with Swiss partner that reflects the interest of both partners and positions Eurex for continued successful development
Simplification of Eurex governance and management structure and reduction of administrative efforts
Post merger integration of Eurex and NYSE Liffe simplified

227.8 -1.7 6.6 thereof non-controlling interest
4.9 15.0 212.8
thereof shareholders of parent company (net
income)
232.7 13.3 219.4 Net profit
-80.4 -3.3 -77.1 Income tax expense
313.2 16.7 296.5 EBT
-20.6 -0.8 -19.8 Net financial result
333.7 17.4 316.3 EBIT
4.6 4.6 Result from equity investments
-217.1 -2.5 -214.6 Operating costs
-93.3 -93.3 Other operating expenses
-23.0 -2.5 -20.5 Depreciation, amortization and impairment losses
-100.8 -100.8 Staff costs
546.2 526.3 Total revenue less volume related costs
-56.7 -56.7 Volume related costs
602.9 19.9 583.0 Total revenue
1.3 -7.0 8.3 Other operating income
16.1 16.1 Net interest income from banking business
585.5 26.9 558.6 Sales revenue
pro forma
1Q11 Adjustments 1Q11
Impact on net income in 1Q11 (pro-forma): €15.0mn
Currently Deutsche Börse books
85% of Eurex sales revenue
With the transaction this will go
up to 100% (Q1/11 pro-forma:
€31.0mn)
IT sales revenue with SIX will be
deducted (Q1/11 pro-forma:
€4.1mn)
Reimbursement
by SIX for
operation of
Eurex (~15% of
Eurex costs)
deducted
Amortization of €100m intangible assets out of the
transaction over 10 years assumed (Q1/11 pro-forma: -
€2.5mn)
Interest earnings component forgone on cash
component of acquisition costs (Q1/11 pro-forma: -
€0.8mn)
Tax rate of ~21% assumed on incremental earnings
SIX share in net profit of Eurex (mainly ISE’s profit)
Impact of SIX transaction on DB1’s income statement

Pro forma NYSE Euronext / Deutsche Börse 2010 net revenue
Geographic breakdown Product breakdown
31%
69%
U.S.
Non-U.S.
Net revenue
1
: €4.1bn / $5.5bn
Cash Trading
& Listings
1) Based on €/$ exchange rate of 1.33 (2010 average)
2) Includes NYX European Cash execution fees as well as European Market Data revenues from the legacy NYX Cash Trading & Listings segment. Xetra revenues are also included in European Cash
3) Includes NYX U.S. Cash execution fees as well as U.S. Market Data revenues from the legacy NYX Cash Trading & Listings segment
4) Pro Forma calculation allocates the NYX Corporate/Eliminations segment operating loss based on the relative revenue contribution of each legacy NYX segment
Cash Trading &
Listings
Derivatives
Market Data &
Technology
Settlement &
Custody
EBITDA
1,4
: €2.1bn / $2.7bn
27%
17%
11%
45%
Listings
Derivatives
Settlement &
Custody
Market Data &
Technology
Net revenue¹: €4.1bn / $5.5bn
U.S. Cash
European Cash 2
Other
3
37%
20%
14%
7%
2%
8%
12%
Globally diversified capital markets business

Source: Futures Industry, Annual Volume Survey 2010.
1) Does not include OTC transactions. ICE included for comparative purposes
Complementary equity index and interest rate derivatives migrated to common trading and clearing infrastructure
Product innovation
>€2bn / $3bn in already identified capital efficiencies for clients
Operational efficiencies for customers
Most diversified derivatives exchange in the world
Potential for new market penetration
Attractive partner for OTC market
Largest and only regulated exchange Pan-EU trading platform covering almost 2/3 of Eurozone GDP
Integrated order book and single clearing system reduces costs and increases liquidity for EU clients
Increased trading opportunities vs. Pan-EU equity derivatives platform
Continued global leadership in capital raising with enhanced profile for listed issuers
Derivatives Cash and Listings
Total volumes – Global derivatives exchanges ranked by
futures and options traded and /or cleared – 2010
1
2010 Europe cash trading market share
22% 24%
6%
9%
11%
28%
Other
/
/ 1 2 3 4 5 6 7 8
13
Rank
Unparalleled risk management and capital raising markets…
0.3
1.1 1.1
1.1
1.4
1.6
3.1
3.7
4.8
(bn contracts)

Source: Company filings
Figures converted using: €/$ 1.33, €/£ 0.86, €/SEK 9.54, €/C$ 1.33 (2010 averages)
Leading provider of capital markets infrastructure services to buy-side and sell-side market participants as well as major
global exchange partners
Complementary combination of content and distribution
DB news, data, analytics, STOXX index services
NYX global SFTI and NYFIX networks
Increased critical mass in data centers; opportunities for
additional service provision
Pioneer in global cross-border settlement and custody
Capabilities in more than 100 countries
Average value of assets under custody of $10.9tr in 2010
Processed 116mn settlement transactions during 2010
Clearstream’s global reach can be levered to facilitate
cross-border trading and capital raising for listed companies
Strategically positioned to offer enhanced OTC services to
buy-side and sell-side clients
Opportunity to deliver even greater collateral efficiency from combined clearinghouse, building on existing success of
“General Collateral (GC) Pooling” service
Increased buy-side access via NYFIX network
Information Services and Technology Solutions Clearstream settlement and custody
Market data and technology revenue – 2010
(mn)
€ 559
$ 743
€ 498
$ 663
€ 406
$ 515
€ 334
$ 444
€ 305
$ 406
€ 297
$ 395
€ 225
$ 299
€ 114
$ 152
€ 102
$ 136
… Supported by critical global infrastructure

Creates deeper, liquid and more transparent markets
Simplifies global connectivity
Complementary customer solutions to provide full-service offering
Combination benefits market structure
Investors
Intermediaries
Issuers
Regulators
Improved risk management
Cross margining benefits (over ~€2bn / ~$3bn already identified)
Simplifies global connectivity
Global listings venue of choice
Increases visibility and global access
Global benchmark regulatory model while preserving national regulatory roles
Combined group serves as natural partners for harmonization and transparency across jurisdictions
Creates a stronger, more diversified global clearing provider, bringing stability and transparency to the financial system and its customers

15 February 2011 Current
Technology (+ €51mn):
One common trading and clearing infrastructure “CTAC”
Combination of networks
Consolidation of U.S. data centres
Eliminating overlapping IT function where applicable
Global sourcing and global delivery model
Clearing (+ €4mn):
Additional cost avoidance expected from not building two separate fully owned & operated CCPs
Market Operations (+ €15mn):
Implementation of a central European market operations hub for cash, derivatives and clearing
Combination of business organizations in the U.S. and Europe
i.e., sales and product development
Corporate Center (+ €30mn):
Further refinement of corporate functions in accordance with the new, combined organization
Leveraging global sourcing opportunities: supplier & contract consolidation
Consolidate real estate portfolio
Levers for additional cost synergies
2
€300mn / $435mn
1
€400mn / $580mn
1
Technology
€79mn
Technology
€130mn
Clearing
€67mn
Clearing
€71mn
Market Operations
€98mn
Market Operations
€113mn
Corporate
€56mn
Corporate
€86mn
1) All figures converted at a €/$ exchange rate of 1.45 as of 5/6/2011
2) Bold represents synergy levers identified post-announcement
Cost synergies of €400 / $580 million clearly identified

1) Synergies converted using €/$ exchange rate of 1.45 as of 5/6/2011
Expected revenue synergies of at least €150mn / $218mn
1
annually, with full run-rate being achieved at end of year 3
Over 1/3
rd
of revenue synergies from clearing alone
Clearing
Clearing for European
cash equities
Clearing for European
derivatives
Technology and MD&A
Expanded client set for
hosted / managed
technology and data
services
Extension of STOXX
index franchise to U.S.
market and globally
Richer content for
pre- and post-trade
data and analytics
products
Derivatives and cash
markets
Increase turnover from
combining equity and
derivatives liquidity
pools
Cross-distribution in
European cash
markets
Asian expansion
Listing venue of choice
for attracting Asian
issuers interested in a
U.S. or European
listing
Leading presence in
Asian markets through
existing investments
and technology
agreements
Attractive partner
New asset classes
Infrastructure in place
to drive growth in new
asset classes
Emissions & Energy –
Eurex / BlueNext /
EEX
Agriculture and other
commodities – Eurex
and NYSE Liffe
Combination has access to unique growth opportunities

Integration and closing processes crossing key milestones
Regulatory process Integration planning
Run-rate of expense synergies
Feb. 15 Current
Year 1 25% 30%
Year 2 50% 65%
Year 3 100% 100%
Integration teams identified and project offices
established
Further validation and quantification of synergies
Increasingly detailed roadmap for synergy
realization
Position mapping and relationship building
ongoing at senior management level
Developing strategy for IT infrastructure and
development
Accelerated timeline of run rate expense
synergies
Conversations with over 100 policymakers
Meetings with key government, regulatory and financial
constituents in the U.S., Paris, London, Brussels,
Amsterdam and Lisbon
Draft competition filing submitted to European
Commission with pre-notification discussions ongoing
Working cooperatively with DOJ
Several meetings with College of Regulators and its
dedicated merger task force
Initial meeting with the Committee on Foreign
Investment in the U.S. (CFIUS)
Deutsche Börse exchange offer cleared by BaFin on
May 2
nd
and launched on May 4
th
F-4 declared effective by SEC on May 3
rd
and proxy
statement mailed on May 10
th

1) All estimates using IBES consensus. Figures converted at a €/$ exchange rate of 1.45 as of 6 May 2011;
2) 2011E earnings determined by multiplying 2011E EPS by fully diluted shares outstanding (NYX: 262mn, DB1: 186mn)
3) Includes impact of run-rate synergies of €550mn taxed at a rate of 27%
4) Based on NYX fully diluted shares of 262mn and DB1 fully diluted shares of 186mn
Illustrative sensitivity analysis
Value drivers
DB1
share
@ 60%
NYX
share
@ 40%
Total Per
DB1
share 4
Per
NYX
share 4
Earnings power
€mn €mn €mn € $
2011 NYSE Euronext net income 2 470
2011 Deutsche Börse net income 2 825
Net income impact of full run-rate
synergies 3
402
Pro forma NYX / DB1 net income 1,018 679 1,697 5.47 3.76
Equity value upside
€bn €bn €bn € $
At current earnings multiple 13x 13.2 8.8 22.1 ~71 ~49
14x 14.3 9.5 23.8 ~77 ~53
15x 15.3 10.2 25.5 ~82 ~56
Dividend potential
€mn €mn €mn € $
Based on current NYX / DB1 payout ~50% 509 339 848 2.74 1.88
Cost and revenue
synergies increase
earnings power of
combined group and
result in immediate
value creation for
shareholders
Additional value
creation through
potential expansion
of price earnings
multiple
Combination creates value for shareholders
1

Superior cash flow generation and strong balance sheet
NYSE Euronext and Deutsche Börse have superior cash flow generation and strong balance sheets (mn)
2.2x
1.2x
2010A EBITDA Total debt / 2010A EBITDA
NYSE Euronext Deutsche Börse
Credit rating:
A+ / A3
Credit rating:
AA / NR
On May 13, 2011, Deutsche Börse
distributed an ordinary dividend of €2.10 per
share
In 2010, NYSE Euronext paid an ordinary
dividend of $1.20 per share (annual
equivalent)
Since 2007A, Deutsche Börse and NYSE
Euronext have returned a combined €3.4bn /
$4.7bn  of capital to shareholders
Both NYSE Euronext and Deutsche Börse have attractive dividend and capital management policies
2007A-2010A returned capital to shareholders
Source: Company filings, FactSet; Note: Financial data as of 12/31/2010; €/$ exchange rate of 1.45 as of 5/6/2011, €/$ 1.37 for 2007 average, €/$ 1.47 for 2008, €/$ 1.39 for 2009 average and average €/$ 1.33 for 2010 average
1) Adjusted for restructuring expenses
NYSE Euronext Deutsche Börse
'07-'10 ordinary dividends (mn) '07-'10 share buybacks (mn)
€ 237 / $ 349
€ 1,574 / $ 2,189
€ 775 / $ 1,100
€ 808 / $ 1,124
€ 1,045 / $ 1,473
€2,349 / $ 3,288
€ 838 / $ 1,114
€ 1,221 / $ 1,624 1

The combined company will have superior cash flow
generation with 2010PF FCF of ~€1.5bn / $2.0bn 1 ,
~70% more cash than its nearest competitor
This will allow the combined entity to maintain the
shareholder friendly distribution policy both Deutsche
Börse and NYSE Euronext have pursued in the past
Ratings agencies expect an improved credit profile for
NYSE Euronext as a result of a combination with
Deutsche Börse
“With the DB merger, NYX creditors would benefit from
the combined entity's broader and strategically better-
positioned franchise and stronger cash flow generation”
~ Moody’s, 2/15/2011
The combined company’s strong balance sheet will
provide financial stability to critical market infrastructure for the benefit of issuers, and trading and clearing
participants
Source: Company filings, FactSet; Note: Financial data as of 12/31/2010; €/$ exchange rate of 1.45 as of 5/6/2011, €/$ 1.33 for 2010 average (synergies converted at €/$ 1.45 spot rate); Total debt represents face value at maturity
1) FCF defined as operating cash flow minus capital expenditures; Run-rate revenue synergies of €150mn ($218mn) and cost synergies of €400mn ($580mn); Nearest peer CME generated 2010A FCF of ~€0.9/$1.2bn
2) Adjusted for restructuring expenses
A Deutsche Börse-NYSE Euronext merger will create a leader with superior cash flow generation and a strong balance sheet
1.2x
1.6x
PF EBITDA excl.
synergies
PF EBITDA incl.
synergies
PF debt/EBITDA
excl. synergies
PF debt/EBITDA
incl. synergies
2010PF Deutsche Börse-NYSE Euronext (mn)
Superior cash flow generation and strong balance sheet (cont’d)
€ 2,059 / $ 2,738 2
€ 2,609 / $ 3,536 2

Special post closing dividend of €2.00 per Holdco share
Deutsche Boerse and NYSE Euronext intend to pay a one-time special dividend of €2.00 shortly post-closing
Translates into €2.00 for every tendered Deutsche Boerse share and €0.94 /
$1.37 for every NYSE Euronext share
Total dividend amount is expected to amount to ~€620mn / $905mn (assuming
100 percent tender acceptance by Deutsche Boerse shareholders)
Sign of the intention to continue to pursue a shareholder friendly distribution policy while at the same time following prudent capital management policies
Underscores strength of the combined group, which will be a global leader across the spectrum of capital markets services
Subject approval of Supervisory Board of Deutsche Boerse and Board of
Directors of NYSE Euronext on for June 16
Deal
contingent
one-time
special
dividend of
€2.00
1) €/$ exchange rate of 1.46 as of 6/6/2011

The right transaction at the right time for both organizations
Deutsche Börse has transformed its business from a German equities market into a world-
leader in derivatives, risk management and post-trade infrastructure
NYSE Euronext has been leading the evolution of the exchange industry, leveraging technology and brand to create a multi-asset class global exchange model
The two companies’ complementary assets combine to form a complete market infrastructure portfolio covering trading, risk- and collateral management as well as market data and technology
The combined group’s scale and scope will afford it unique access to growth opportunities in a changing capital market landscape
We will continue to focus on communicating the compelling value creation of this combination
NYSE Euronext shareholder vote is 7 July
Deutsche Börse tender offer period expires 13 July